October 11, 2006

Ms. Donna Levy, Esq.
Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 7010

Re:	Itronics Inc.
Registration Statement on Form SB-2
Filed on September 8, 2006
File No. 033-18582

Form 10-KSB for the fiscal year ended December 31, 2006
Filed April 17, 2006
File No. 033-18582

Dear Ms. Levy:

We are in receipt of your letter dated October 6, 2006, and hereby respond as follows (our responses have been numbered to coincide with your comments and also include the page numbers to the respective Forms SB-2 and 10-KSB):

Exhibit 5.1 - Legal Opinion

1. We note that Itronics is a Texas corporation and have revised our legal opinion, attached to Form SB-2 as Exhibit 5.1, to opine on the laws of the State of Texas.

Form 10-KSB for the fiscal year ended December 31, 2006

2. We note that you have requested disclosure required by Item 308(c) of Regulation S-B on our Form 10-KSB for the fiscal year ended December 31, 2006. We assume that you are referring to our Form 10-KSB for the fiscal year ended December 31, 2005 and have added additional language on page 33 of Form 10-KSB for the fiscal year ended December 31, 2005 to reflect that there has been no change in Itronic’s internal control over financial reporting during its most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Ms. Donna Levy
U.S. Securities and Exchange Commission
October 11, 2006

We believe that we have responded to all comments in a manner that is satisfactory to the Commission and hope that it will receive a prompt review of its filing. If there is anything that I can assist you with during your review please feel free to call me at (212) 752-9700.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

Cc: Mr. Michael Horsely